Filed pursuant to Rule 424(b)(5)
Registration No. 333-161179

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Maximum Aggregate	Amount of Registration
Securities to be Registered	Offering Price	Fee(1)(2)
6.500% Senior Notes due 2020	$650,000,000	$46,345

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the Registrants have carried forward to their Registration Statement on Form S-3 (No. 333-161179) registration fees of $178,422.50 that had been paid with respect to unsold debt securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-124749) filed by the Registrants on May 9, 2005. Such registration fees of $178,422.50 are being applied to offset the $46,345 registration fee payable with respect to the Registrant’s $650,000,000 6.500% Notes Due 2020 offered and sold by the Registrants pursuant to their Registration Statement on Form S-3 (No. 133-161179). This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registrants’ Statement on Form S-3 (File No. 333-161179).

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 7, 2009)
$650,000,000

Peabody Energy Corporation
6 1/2% Senior Notes due 2020

We are offering $650 million aggregate principal amount of 6.500% Senior Notes due 2020. We will pay interest on the notes on March 15 and September 15 of each year, beginning March 15, 2011. The notes will mature on September 15, 2020. We may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date. If a change of control triggering event as described in this prospectus supplement under the heading “Description of the Notes—Repurchase at the Option of Holders Upon Change of Control Triggering Event” occurs, we may be required to offer to purchase the notes from the holders.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-25.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10.

	Per Note	Total
Public offering price (1)	100.00%	$650,000,000
Underwriting discount	1.25%	$8,125,000
Proceeds, before expenses, to us	98.75%	$641,875,000

(1) Plus accrued interest, from August 25, 2010, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on August 25, 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	HSBC

Citi	RBS

Senior Co-Managers

BNP PARIBAS	Credit Agricole CIB	PNC Capital Markets LLC

SOCIETE GENERALE	Wells Fargo Securities

Co-Managers

Barclays Capital	BBVA Securities	BMO Capital Markets

Mitsubishi UFJ Securities	Santander	Standard Chartered Bank

Daiwa Capital Markets	US Bancorp

The date of this prospectus supplement is August 11, 2010

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

i

You should rely only on the information contained or incorporated by reference in this prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and its subsidiaries.

Peabody Energy Corporation

We are the world’s largest private sector coal company, with majority interests in 28 coal mining operations in the United States (“U.S.”) and Australia, as of December 31, 2009. In 2009, we produced 210.0 million tons of coal and sold 243.6 million tons of coal. For 2009, our U.S. sales represented 19% of total U.S. coal consumption and were approximately 50% greater than the sales of our next closest U.S. competitor.

We conduct business through four principal segments: Western U.S. Mining, Midwestern U.S. Mining, Australian Mining, and Trading and Brokerage. The principal business of the Western and Midwestern U.S. Mining segments is the mining, preparation and sale of thermal coal, sold primarily to electric utilities. Our Western U.S. Mining operations consist of our Powder River Basin, Southwest and Colorado operations. Our Midwestern U.S. Mining operations consist of our Illinois and Indiana operations. The business of our Australian Mining segment consists of the mining, preparation and sale of various qualities of low-sulfur, high Btu coal (metallurgical coal) as well as thermal coal primarily sold to an international customer base with a portion sold to Australian steel producers and power generators. Metallurgical coal is produced primarily from five of our Australian mines.

We typically sell coal to utility customers under long-term contracts (those with terms longer than one year). During 2009, approximately 93% of our worldwide sales (by volume) were under long-term contracts. For the year ended December 31, 2009, 81% of our total sales (by volume) were to U.S. electricity generators, 17% were to customers outside the U.S. and 2% were to the U.S. industrial sector.

Our Trading and Brokerage segment’s principal business is the brokering of coal sales of other producers both as principal and agent, and the trading of coal, freight and freight-related contracts. We also provide transportation-related services in support of our coal trading strategy, as well as hedging activities in support of our mining operations.

Our fifth segment, Corporate and Other, includes mining and export/transportation joint ventures, energy-related commercial activities, as well as the management of our vast coal reserve and real estate holdings.

We continue to pursue development of coal-fueled generating and Btu Conversion projects in areas of the U.S. where the demand for energy is strong and where there is access to land, water, transmission lines and low-cost coal. Coal-fueled generating projects may involve mine-mouth generating plants using our surface lands and coal reserves. Our ultimate role in these projects could take numerous forms, including, but not limited to, being an equity partner, a contract miner or coal sales. Currently, we own 5.06% of the 1,600-megawatt Prairie State Energy Campus that is under construction in Washington County, Illinois.

We are determining how to best participate in Btu Conversion technologies to economically convert our coal resources to natural gas and transportation fuels through the Kentucky NewGas and GreatPoint

Energy projects in the U.S. We are also advancing the development of clean coal technologies, including carbon capture and storage, through a number of initiatives that include the FutureGen Alliance and university research programs in the U.S., GreenGen in China and COAL21 Fund in Australia.

Competitive Strengths

We believe our strengths will enable us to continue to grow and increase financial value.

•	We are the world’s largest private-sector coal company.

•	We have a large portfolio of long-term coal supply agreements that is complemented by available production in attractive markets for sale at market prices.

•	We are one of the safest and most productive producers of coal in the U.S.

•	We serve a broad range of high-quality customers from our mining operations in the U.S. and Australia.

•	We have received numerous awards for our reclamation excellence.

•	Our management team has a proven record of success.

Risk Factors

While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Supply chain, transportation and geology are uncertain. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus supplement and in our periodic reports.

Business Strategy

We utilize four core business strategies to create value:

•	Executing the Basics—Safe, low-cost operations provide us the foundation to grow and create value. 2009 was the safest year in our 126-year history, as we improved our global safety rate by 21%. Since January 2009, we have been recognized with more than 30 awards for safety and environmental stewardship.

•	Capitalizing on Organic Growth Opportunities—We control the most proven and probable coal reserves of any private-sector coal company in the world, which enables low-cost development to serve growing customer demand. Over the past five years, we have commissioned three major mines in Australia and two major mines in the U.S.

•	Expanding in High Growth Global Markets—The International Energy Agency (“IEA”) projects global coal demand to grow more than 3 billion tonnes between 2007 and 2030, with more than 90% of the demand coming from Asia. In 2009, we sold coal to customers in 23 countries. We have trading operations offices in the U.S., Australia, England and Singapore, and we also have development offices in Indonesia, China and Mongolia. In 2010, we expect to increase our Australian metallurgical and thermal exports to serve high-growth markets in Asia; expand business development and trading activities in Australia and in the Asia-Pacific region; and invest in long-term growth projects while targeting value-added acquisitions and joint ventures.

•	Participating in New Generation and Btu Conversion Projects—We are a global leader in clean-coal solutions and are participating in more than a dozen projects and partnerships to achieve near-zero emissions with carbon management. Additionally, we are pursuing Btu Conversion opportunities that transform coal’s energy into substitute natural gas and transportation fuels.

Coal Market Outlook

Global economies continue to show signs of improvement. The Asia-Pacific markets are expected to continue to outpace the U.S. and European markets in economic growth and therefore in steel production and electricity generation. China’s gross domestic product (“GDP”) grew at an annual rate of 10.3% during the second quarter of 2010. India’s GDP grew at an annual pace of 8.6% during the first quarter of 2010. According to the World Steel Association, annualized June year-to-date steel production indicates that global steel production is on pace to exceed 2009 levels by 16% and 2008 levels by 6%. Industry reports forecast that, globally, more than 85 gigawatts of new coal-fueled generation are under construction and expected to come on line during 2010, more than 75% of which are in China and India. New global coal-fueled generation for 2010 is estimated to require approximately 375 million tons of coal annually. Leading industry analysts estimate global seaborne coal demand will increase 15% in 2010, driven by the strong growth in the Pacific markets that more than offsets continued sluggishness in the Atlantic market from high stockpiles and low natural gas prices.

U.S. markets also continue to recover from the recession, with the Energy Information Administration (“EIA”) forecasting coal-based electricity generation to be up 4.6% for 2010. Genscape, Inc. estimates that U.S. coal stockpiles at electric utilities are declining, with a nearly 15 million ton draw over the five-week period ended July 17, 2010, more than double the comparable five-year historical decline. According to third-party industry reports, an estimated 40 million tons of annual coal consumption by U.S. generators was lost to natural gas generation in 2009 due to low natural gas prices. In 2010, approximately half of that volume is expected to return to coal consumption. The EIA estimates 2010 coal consumption will be more than 40 million tons above 2009’s level, led by increased electric power sector needs. Higher demand combined with the EIA’s estimates for slightly lower 2010 coal production is expected to lead to a decrease in customer inventories in 2010.

Our long-term global outlook remains positive. According to the BP Statistical Review of World Energy, coal has been the fastest-growing fuel in the world for the past decade.

The IEA’s World Energy Outlook estimates world primary energy demand will grow 40% between 2007 and 2030, with demand for coal rising 53%. China and India alone account for more than half of the expected incremental energy demand.

Coal is expected to retain its strong presence as a fuel for the power sector worldwide, with its share of the power generation mix projected by the IEA to rise from 41% in 2007 to 44% in 2030. Currently, we estimate more than 300 gigawatts of coal-fueled electricity generating plants are under construction around the world, representing more than a billion tons of annual coal demand expected to come online in the next several years. While some planned U.S. coal-based plants have been cancelled in recent years, 13 gigawatts of new coal-based generating capacity have been completed in 2010 or are under construction, representing approximately 50 million tons of annual coal demand once they become operational.

The Offering

Issuer	Peabody Energy Corporation

Notes Offered	$650,000,000 in aggregate principal amount of 6.500% Senior Notes due 2020

Maturity	The notes will mature on September 15, 2020.

Interest Payment Dates	March 15 and September 15 of each year, commencing on March 15, 2011.

Guarantees	Subject to certain exceptions, our obligations under the notes will be jointly and severally guaranteed on a senior unsecured basis by all our existing domestic subsidiaries. In addition, any domestic subsidiary that executes a guarantee under our senior unsecured credit facility will be required to guarantee the notes. See “Description of the Notes—The Subsidiary Guarantees.”

As of June 30, 2010, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom, we would have had approximately $2.8 billion of indebtedness outstanding on a consolidated basis. For the fiscal year ended December 31, 2009, the entities that will guarantee the notes as of the issue date generated approximately 67% and 70% of our revenues and Adjusted EBITDA, respectively.

Rankings	The notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, the notes will rank:

•        senior in right of payment to any of our subordinated indebtedness, including $732.5 million principal amount of our convertible junior subordinated debentures due December 2066, $15.0 million principal amount of our 6.34% Series B Bonds due December 2014 and $33.0 million principal amount of our 6.84% Series C Bonds due December 2016;

•        pari passu in right of payment with any of our senior indebtedness, including $650.0 million principal amount of our 6 7/8% Senior Notes due 2013, $218.1 million principal amount of our 5 7/8% Senior Notes due 2016, $650.0 million principal amount of our 7 3/8% Senior Notes due 2016, $247.2 million principal amount (net of unamortized debt discount) of our 7 7/8% Senior Notes due 2026 and $500.0 million of borrowings outstanding under our term loan facility;

• effectively junior in right of payment to our future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and

• effectively junior to all the indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

All of the foregoing outstanding amounts are as of June 30, 2010. As of June 30, 2010, on as adjusted basis after giving effect to this offering and the use of proceeds therefrom, we would have had approximately $2.8 billion of indebtedness outstanding on a consolidated basis and our non-guarantor subsidiaries would have had $223.2 million of indebtedness and other noncurrent liabilities.

Optional Redemption	We may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control	If we experience specific kinds of changes in control and the credit rating assigned to the notes declines below specified levels within 90 days of that time, we must offer to repurchase the notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants	We will issue the notes under an indenture among us, the guarantors and the trustee. The indenture will (among other things) limit our ability and that of our restricted subsidiaries to:

• create liens; and

• enter into sale and lease-back transactions.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will receive approximately $641.9 million in net proceeds from this offering, before our expenses. On August 11, 2010, we commenced a tender offer for any and all of our $650.0 million aggregate principal amount of outstanding 6 7/8% Senior Notes due 2013 (the “2013 Notes”). We intend to call for redemption all 2013 Notes that are not tendered in the tender offer. We plan to use the net proceeds from the sale of the notes, in addition to cash on hand, to purchase the 2013 Notes, and to pay related fees and expenses. Any proceeds from this offering not used to purchase 2013 Notes will be used to redeem all 2013 Notes that are not tendered in the tender offer. See “Use of Proceeds” and “Debt Tender Offer.”

Summary Historical Financial Data

We have derived the summary historical financial data as of and for the years ended December 31, 2009, 2008 and 2007 from our audited financial statements. We have derived the summary historical financial data for the six months ended and as of June 30, 2010 and 2009 from our unaudited interim financial statements. In the opinion of our management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2009 and in our Form 10-Q for the six months ended June 30, 2010, which are incorporated by reference in this prospectus supplement.

The following table includes references to, and analysis of, our Adjusted EBITDA. We define Adjusted EBITDA as income from continuing operations before deducting net interest expense, income taxes, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is used by management to measure our segments’ operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to its most comparable measure, under U.S. generally accepted accounting principles (“GAAP”). See footnote 1 to the table below.

The summary financial data for all periods presented reflect results of operations from subsidiaries spun off as Patriot Coal Corporation as discontinued operations. We also have classified as discontinued operations those operations recently divested, as well as certain non-strategic mining assets held for sale where we have committed to the divestiture of such assets.

				(Unaudited)
				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(In millions, except ratios)

Results of Operations Data:
Total revenues	$4,523.8	$6,561.0	$6,012.4	$2,791.2	$3,177.0
Costs and expenses	3,924.1	5,164.7	5,167.6	2,356.1	2,610.4

Operating profit	599.7	1,396.3	844.8	435.1	566.6
Interest expense	235.8	227.0	201.2	99.3	107.9
Interest income	(7.0)	(10.0)	(8.1)	(4.0)	(2.6)

Income from continuing operations before income taxes	370.9	1,179.3	651.7	339.8	461.3
Income tax provision (benefit)	(70.7)	191.4	193.8	108.6	109.5

Income from continuing operations, net of income taxes	441.6	987.9	457.9	231.2	351.8
Income (loss) from discontinued operations, net of income taxes	(180.1)	(28.8)	5.1	26.0	(0.9)

Net income	$261.5	$959.1	$463.0	$257.2	$350.9

				(Unaudited)
				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(In millions, except ratios)

Other Data:
Tons sold (unaudited)	235.5	255.0	243.6	118.9	118.0
Net cash provided by (used in) continuing operations:
Operating activities	$460.7	$1,409.8	$1,053.5	$226.4	$466.3
Investing activities	(538.9)	(419.3)	(408.2)	(208.0)	(233.7)
Financing activities	41.7	(487.0)	(102.3)	(26.9)	(54.5)
Adjusted EBITDA (1)	$969.7	$1,846.9	$1,290.1	$651.6	$797.6
Ratio of earnings to fixed charges (unaudited) (2)	2.37	5.41	3.69	3.85	4.44
Balance Sheet Data (at period end):
Total assets	$9,082.3	$9,695.6	$9,955.3	$9,623.1	$10,097.8
Total long-term debt (including capital leases)	2,909.0	2,793.6	2,752.3	2,782.6	2,762.8
Total stockholders’ equity	2,735.3	3,119.5	3,755.9	3,597.4	3,970.2

(1)	Adjusted EBITDA is defined as income from continuing operations before deducting net interest expense, income taxes, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is used by management to measure our segments’ operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indentures for our existing senior notes and in calculating Consolidated EBITDA under our senior unsecured credit facility, such measures being necessary to calculate our Fixed Charge Coverage Ratio and Consolidated Leverage Ratio. In order to incur debt under our existing indentures, the Fixed Charge Coverage Ratio must be at least 2.0 to 1.0, and under the senior unsecured credit facility we must maintain a Consolidated Leverage Ratio as of the end of any fiscal quarter for the period of four consecutive fiscal quarters ending on such date of not greater than 4.00 to 1.00. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows:

				(Unaudited)
	(Audited)			Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(In millions)

Income from continuing operations, net of income taxes	$441.6	$987.9	$457.9	$231.2	$351.8
Income tax provision (benefit)	(70.7)	191.4	193.8	108.6	109.5
Depreciation, depletion and amortization	346.3	402.4	405.2	197.5	210.6
Asset retirement obligation expense	23.7	48.2	40.1	19.0	20.4
Interest expense, net	228.8	217.0	193.1	95.3	105.3

Adjusted EBITDA	$969.7	$1,846.9	$1,290.1	$651.6	$797.6

(2)	For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expenses. For the years ended December 31, 2005 and 2006, the ratio of earnings to fixed charges was 3.76 and 3.93, respectively.

The following table represents pro forma interest expense resulting from our new capital structure for the notes offered hereby:

	Year Ended	Six Months
	December 31,	Ended June 30,
	2009	2009	2010
	(In millions, unaudited)

Revolving credit facility (a)	$9.1	$4.6	$4.7
Term loan facility (b)	6.7	4.2	3.0
5 7/8% Senior Notes due March 2016 (c)	12.8	6.4	6.4
7 3/8% Senior Notes due November 2016 (d)	47.9	24.0	24.0
2020 Senior Notes offered hereby (e)	42.3	21.2	21.2
7 7/8% Senior Notes due November 2026 (f)	19.9	10.0	9.9
6.34% and 6.84% Series Bonds due December 2014 and December 2016, respectively (g)	4.4	2.2	1.8
Convertible junior subordinated debentures due December 2066 (h)	36.4	18.2	18.3
Capital lease obligations (i)	5.9	2.9	2.8
Surety bond expense (j)	7.0	3.3	4.2
Refinancing charges on unsecured credit facility (k)	—	—	9.3
Other long-term debt (l)	7.5	1.8	1.8

Total pro forma interest expense	199.9	98.8	107.4
Less historical interest expense	201.2	99.3	107.9

Net adjustment to interest expense	$(1.3)	$(0.5)	$(0.5)

(a)	Reflects historical interest expense on our prior revolving unsecured credit facility at LIBOR plus a 0.75% interest rate, usage fees associated with letters of credit and facility commitment fees. On June 18, 2010, we terminated our third amended and restated credit agreement and entered into a new credit agreement. See “Description of Other Indebtedness—Credit Facilities.” At June 30, 2010, the interest rate under the new credit agreement was LIBOR plus 2.50%, or 2.85%.

(b)	Reflects historical interest expense on our prior term loan facility at LIBOR plus a 0.75% interest rate. At June 30, 2010, the interest rate under the new credit agreement was LIBOR plus 2.50%, or 2.85%.

(c)	Reflects historical interest expense on our 5 7/8% senior notes.

(d)	Reflects historical interest expense on our 7 3/8% senior notes.

(e)	Reflects pro forma interest expense on the notes offered hereby of 6.500%.

(f)	Reflects historical interest expense on our 7 7/8% senior notes.

(g)	Reflects historical interest expense on our 6.34% and 6.84% series bonds.

(h)	Reflects historical interest expense on our convertible junior subordinated debentures.

(i)	Reflects historical interest expense on our capital lease obligations.

(j)	Reflects historical fees for surety bonds outstanding.

(k)	Reflects charges associated with the refinancing of our unsecured credit facility.

(l)	Reflects historical fees primarily associated with our accounts receivable securitization program and pro forma expenses reflecting the amortization of the capitalized fees and expenses for the senior notes offered hereby.

RISK FACTORS

An investment in our notes involves risks. Before deciding to invest in the notes, you should carefully consider the risk factors that are incorporated by reference herein from Item 1.A. of our Annual Report on Form 10-K for the year ended December 31, 2009. There are additional risk factors related to the notes, some of which are described below.

Risks Related to the Notes

Our financial performance could be adversely affected by our substantial indebtedness.

Our financial performance could be affected by our substantial indebtedness. As of June 30, 2010, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom, we would have had approximately $2.8 billion of indebtedness outstanding on a consolidated basis. The indenture governing the notes offered hereby will not limit the amount of indebtedness that we may issue, and the indentures governing our existing senior notes permit the incurrence of additional indebtedness.

The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, Btu Conversion and clean coal technology projects or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, Btu Conversion and clean coal technology projects or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior unsecured credit facility and the indentures governing certain of our existing notes restrict our ability to sell assets and use the proceeds from the sales. We may not be able to complete those sales or to obtain the proceeds which we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay principal and interest on and to refinance our debt, including the notes offered hereby, and our existing senior notes, depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior unsecured credit facility will be adequate to meet our future liquidity needs for at least the next year, barring any unforeseen circumstances that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior unsecured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes offered hereby, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes offered hereby, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior unsecured credit facility and any of our notes, on commercially reasonable terms, on terms acceptable to us or at all.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

The notes and the guarantees will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and of each subsidiary guarantor, respectively, to the extent of the value of the assets securing such obligations. In addition, the indenture governing the notes offered hereby will not limit, and the indenture governing our existing senior notes permits, the incurrence of additional debt, some of which may be secured debt.

If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, our assets, or those of a subsidiary guarantor, that serve as collateral under such secured debt would be made available to satisfy the obligations under the secured debt before those assets may be used to satisfy our obligations with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of these events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

The notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims against those subsidiaries.

We derive substantially all of our revenue from our subsidiaries. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of June 30, 2010, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom, our non-guarantor subsidiaries would have had $223.2 million of indebtedness and other liabilities outstanding. We currently anticipate that certain of our foreign subsidiaries will guarantee the obligations of Peabody Holland BV as a borrower under our senior unsecured credit facility. However, our foreign subsidiaries will not guarantee the notes offered hereby.

We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further increase the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our new and existing indentures do not prohibit us or our subsidiaries from doing so. Our senior unsecured credit facility includes a $500.0 million term loan facility of which $500.0 million was outstanding as of June 30, 2010 and a revolving credit facility that provides commitments of up to $1.5 billion, of which $243.9 million is being used for letters of credit, leaving approximately $1.2 billion immediately available for future borrowings. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes and our existing senior notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in our senior unsecured credit facility and the indentures governing our senior notes and the instruments governing our other indebtedness impose restrictions that may limit our operating and financial flexibility.

Our senior unsecured credit facility, the indentures governing certain of our existing senior notes and the notes offered hereby and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

•	pay dividends and other distributions;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in affiliate transactions;

•	enter into new material lines of business;

•	amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior unsecured credit facility. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we were or any of our guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In a recent Florida bankruptcy case, subsidiary guarantees containing this kind of provision were found to be fraudulent conveyances and thus unenforceable and the court stated that this kind of limitation is ineffective. We do not know if that case will be followed if there is litigation on this point under the indenture governing the notes. However, if it is followed, the risk that the guarantees will be found to be fraudulent conveyances will be significantly increased. If a fraudulent conveyance is found to have occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standard a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market, although we expect that the notes will be eligible for trading in DTC’s same-day funds settlement system. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Our credit ratings may not reflect all risks of an investment in the notes.

Our credit ratings may not reflect the potential impact of all risks related to the market values of the notes. However, real or anticipated changes in our credit ratings will generally affect the market values of the notes.

We may be unable to purchase the notes upon a change of control coupled with a ratings decline.

Upon a change of control, if the credit rating assigned to the notes declines beyond specified levels within 90 days of a change of control, we will be required to offer to purchase all of our notes (including the 5 7/8% Senior Notes due 2016, the 7 3/8% Senior Notes due 2016 and the 7 7/8% Senior Notes due 2026) then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control/ratings trigger were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. A change of control by itself under the indentures governing the notes and our existing senior notes would also result in an event of default under our senior unsecured credit facility. Such an event of default may cause the acceleration of our senior unsecured credit facility and our other indebtedness, in which case, we would be required to repay in full our secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control/ratings trigger event under the indentures. Our failure to repurchase the notes upon a change of control/ratings trigger event would constitute an event of default under the indentures and would have a material adverse effect on our financial condition.

The change of control/ratings trigger provision in the indentures may not protect you in the event we complete a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control and results in a ratings decline under the indentures. Such a transaction may not involve a ratings decline or a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the indentures to trigger our obligation to repurchase the notes. Except as described above, the indentures do not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

DEBT TENDER OFFER

On August 11, 2010 we commenced a tender offer for any and all of our $650.0 million aggregate principal amount of 2013 Notes. The tender offer will expire at midnight, New York City time, on September 8, 2010, unless extended or earlier terminated by us. The purpose of the tender offer and this offering is to lengthen the maturity of our indebtedness. We intend to call for redemption all 2013 Notes that are not tendered in the tender offer. We expect to use the proceeds from the sale of the notes offered by this prospectus supplement, in addition to cash on hand, to provide the total amount of funds required to purchase the 2013 Notes, to make any applicable early tender payments, to pay fees and expenses related to the tender offer for the 2013 Notes and to pay for the 2013 Notes that we redeem. The completion of this offering is a condition to the completion of the tender offer for the 2013 Notes. This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell any of the 2013 Notes.

USE OF PROCEEDS

We estimate that we will receive approximately $641.9 million in net proceeds from this offering, after deducting underwriting discounts and commissions but before expenses related to this offering. We plan to use the net proceeds from the sale of the notes, in addition to cash on hand, to purchase any and all of our outstanding 2013 Notes in the tender offer described under “Debt Tender Offer” and to pay any fees and expenses related to the tender offer and this offering. Any proceeds from this offering not used to purchase 2013 Notes will be used to redeem all 2013 Notes that are not tendered in the tender offer. Prior to such use, the net proceeds will be invested in short-term interest bearing instruments and money market funds.

CAPITALIZATION

The following table sets forth our consolidated historical capitalization at June 30, 2010 on an actual basis and as adjusted to give effect to this offering and the full funding of the tender offer to retire our 2013 Notes. The calculations under the “As Adjusted” column of the table assume the successful completion of these transactions.

You should read this table in conjunction with “Summary Historical Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the six months ended June 30, 2010 and our financial statements and the notes to those statements incorporated by reference in this prospectus supplement.

	As of June 30, 2010
	Actual	As Adjusted
	(in millions, unaudited)

Cash and cash equivalents (1)	$1,157.0	$1,115.2

Revolving credit facility (2)	—	—
Term loan facility	500.0	500.0
6 7/8% Senior Notes due March 2013	650.0	—
5 7/8% Senior Notes due March 2016	218.1	218.1
7 3/8% Senior Notes due November 2016	650.0	650.0
2020 Senior Notes offered hereby	—	650.0
7 7/8% Senior Notes due November 2026	247.2	247.2
6.34% Series Bonds due December 2014	15.0	15.0
6.84% Series Bonds due December 2016	33.0	33.0
Convertible junior subordinated debentures due December 2066	372.4	372.4
Capital lease obligations	69.1	69.1
Other long-term debt	8.0	3.6

Total debt	2,762.8	2,758.4
Stockholders’ equity:
Preferred stock	—	—
Common stock	2.8	2.8
Additional paid-in capital	2,095.2	2,095.2
Retained earnings	2,486.1	2,480.7
Accumulated other comprehensive loss	(299.7)	(299.7)
Treasury stock	(329.1)	(329.1)

Peabody Energy Corporation stockholders’ equity	3,955.3	3,949.9
Noncontrolling interests	14.9	14.9

Total stockholders’ equity	3,970.2	3,964.8

Total capitalization	$6,733.0	$6,723.2

(1)	Includes estimated fees, as well as payment for accrued interest on our 6 7/8% Senior Notes due 2013.

(2)	The revolving credit facility provides for maximum borrowings and/or letters of credit of up to $1.5 billion, of which approximately $350.0 million will be available to one of our Dutch subsidiaries.

DESCRIPTION OF OTHER INDEBTEDNESS

The following are summaries of the material terms and conditions of our principal indebtedness and off-balance sheet arrangements. They may not contain all the information that may be important to you. The following summaries are qualified in their entirety by reference to the relevant agreements and indentures to which each summary relates.

Credit Facilities

On June 18, 2010, we entered into a new credit agreement (as amended or otherwise modified from time to time) with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and Banc of America Securities LLC, Citigroup Global Markets, Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and joint book managers, and the lenders named therein, which replaced our third amended and restated credit agreement, dated as of September 15, 2006 (as amended or otherwise modified from time to time), with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and Citigroup Global Markets Inc., each as a joint lead arranger and joint book manager, Citibank, N.A., as syndication agent, BNP Paribas, Calyon, and The Royal Bank of Scotland PLC, each as a co-documentation agent, and the lenders party thereto.

Our senior unsecured credit facility under the new credit agreement provides for a $1.5 billion revolving credit facility, of which up to $350.0 million will be available to our Dutch subsidiary, Peabody Holland B.V., upon certain conditions being met, and a $500.0 million term loan facility.

Assuming that certain conditions are met, we also have the option to request an increase in our senior unsecured credit facility, provided the aggregate increase for the revolving credit facility and term loan facility does not exceed $250.0 million and the minimum amount of any increase is $25.0 million.

The revolving credit facility includes capacity available for borrowings and the issuance of letters of credit as well as a sub-facility where up to $50.0 million is available for same-day swingline loan borrowings.

Loans under the revolving credit facility are available to us in U.S. dollars, with a sub-facility under the revolving credit facility available to us in Australian dollars, pounds sterling and Euros; letters of credit under the revolving credit facility are available to us and our subsidiaries in U.S. dollars with a sub-facility available in Australian dollars, pounds sterling and Euros.

Extensions of credit under the senior unsecured credit facility were used to refinance obligations under the third amended and restated credit facility, to pay fees and expenses associated with the new credit facility, and are available to finance ongoing working capital requirements, capital expenditures and for other lawful corporate purposes, including acquisitions.

The revolving credit facility commitment is scheduled to terminate and the loans under the senior unsecured credit facility are scheduled to mature on June 18, 2015.

The availability of the revolving credit facility is subject to satisfaction of certain customary conditions.

All borrowings under the new credit agreement (other than swingline borrowings and borrowings denominated in currencies other than U.S. dollars) bear interest, at our option, at either: (a) a “base rate” equal to the higher of: (i) 0.50% per year above the overnight federal funds effective rate, as published by the Federal Reserve Bank of New York, as in effect from time to time, (ii) the annual rate of interest in effect for that day as publicly announced by the administrative agent under the senior unsecured credit facility as its “prime rate” and (iii) the one-month “eurocurrency rate” plus 1.0% or (b) a “eurocurrency rate” equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which eurocurrency deposits in the relevant currency for the relevant interest period (which will be one, two, three or six months or, subject to availability, one or two weeks or nine or twelve months, as selected by us) are offered in the interbank eurodollar market, plus in each case a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 2.50% to 1.25%  per year for borrowings bearing interest at the “base rate” and from 3.50% to 2.25% per year for borrowings bearing interest at the “eurocurrency rate” (such rate added to the “eurocurrency rate,” the “eurocurrency margin”). Swingline borrowings bear interest at a “BBA LIBOR” rate equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs at the discretion of the administrative agent) at which deposits in the relevant currency for a one month term are offered in the interbank eurodollar market, as determined by the administrative agent, plus the “eurocurrency margin.” Borrowings denominated in currencies other than U.S. dollars will bear interest at the “eurocurrency rate” plus the “eurocurrency margin.”

The relevant “eurocurrency rate” or “BBA LIBOR” rate is the rate published by Reuters or another commercially available source designated by the administrative agent which provides quotations, provided that if such rates are not available, the “eurocurrency rate” shall be the rate that the administrative agent would offer for eurocurrency deposits in the relevant currency for the relevant interest period and the “BBA LIBOR” rate shall be the rate determined by a method reasonably selected by the administrative agent.

Under the terms of the new credit agreement, we are required to pay interest on borrowings bearing interest at the “eurocurrency rate” at the end of the selected interest period but no less frequently than every three months. For borrowings bearing interest at the “base rate,” we are required to pay interest quarterly.

We pay a usage-dependent commitment fee under the revolving credit facility, which is dependent upon the ratio of our debt compared to our adjusted consolidated EBITDA and ranges from 0.375% to 0.500% of the available unused commitment. Swingline loans will not be considered usage of the revolving credit facility for purposes of calculating the commitment fee. The fee will accrue quarterly in arrears and is payable on the last business day of each March, June, September and December.

In addition, we pay a letter of credit fee calculated at a rate dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 3.50% to 2.25% per year of the undrawn amount of each letter of credit and a fronting fee equal to 0.125% per year of the face amount of each letter of credit. These fees are payable quarterly in arrears on the first business day of each March, June, September and December and we also pay customary transaction charges in connection with any letters of credit.

The rates that depend on the ratio of our debt as compared to our adjusted consolidated EBITDA range from the relevant high rate specified above, if the ratio is greater than 3.50 to 1.0, to the relevant low rate specified above, if the ratio is less than 1.50 to 1.0.

The $500.0 million term loan facility is subject to quarterly amortization of 5.0% per year which will commence six months after the execution of the credit agreement, with the final payment of all amounts outstanding (including accrued interest) being due on June 18, 2015.

The new credit agreement imposes certain restrictions on us, including restrictions on our ability to: incur or suffer to exist debt or provide guarantees; grant or suffer to exist liens; enter into agreements with negative pledge clauses; pay dividends or make other distributions in respect of capital stock; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock or otherwise return capital; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; and restrict distributions from subsidiaries. It also provides for minimum interest coverage ratios, maximum leverage ratios and customary events of default.

If an event of default under our new credit agreement occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable and any letters of credit outstanding may be required to be cash collateralized.

Our direct and indirect domestic subsidiaries guarantee all loans under the senior unsecured credit facility. Certain of our foreign subsidiaries also, to the extent permitted by applicable law and existing contractual obligations, will guarantee loans made to our Dutch subsidiary.

Our obligations under the senior unsecured credit facility and the related guarantee obligations of our subsidiaries are unsecured.

6 7/8% Senior Notes due 2013

As of June 30, 2010, we had outstanding $650.0 million aggregate principal amount of notes, which bear interest at 6 7/8% and are due in March 2013. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants terminate if two specified ratings agencies assign the senior notes investment grade ratings and no event of default exists under the indenture governing these notes. The notes are redeemable at fixed redemption prices as set forth in the indenture. We expect to use the net proceeds from this offering to pay for the 2013 Notes that are tendered in the tender offer and to pay for any 2013 Notes that we redeem.

5 7/8% Senior Notes due 2016

As of June 30, 2010, we had outstanding $218.1 million aggregate principal amount of notes, which bear interest at 5 7/8% and are due in April 2016. Interest on the notes is payable each April 15 and October 15. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants terminate if two specified ratings agencies assign the notes investment grade ratings and no event of default exists under the indenture governing these notes. The notes are redeemable at fixed redemption prices as set forth in the indenture.

7 3/8% Senior Notes due 2016

As of June 30, 2010, we had outstanding $650.0 million aggregate principal amount of notes, which bear interest at 7 3/8% and are due in November 2016. Interest on the notes is payable each May 1 and November 1. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to create liens and engage in sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to 100% of the principal amount plus the sum of the present value of the remaining principal and interest payments on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date.

7 7/8% Senior Notes due 2026

As of June 30, 2010, we had outstanding $247.2 million aggregate principal amount of notes (net of unamortized discount), which bear interest at 7 7/8% and are due in November 2026. Interest on the notes is payable each May 1 and November 1. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to create liens and engage in sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to 100% of the principal amount plus the sum of the present value of the remaining principal and interest payments on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date.

Convertible Junior Subordinated Debentures due 2066

As of June 30, 2010, we had outstanding $732.5 million aggregate principal amount of convertible junior subordinated debentures due 2066 that generally require interest to be paid semiannually at a rate of 4.75% per year. We may elect to, and to the extent that a mandatory trigger event (as defined in the indenture governing the debentures) has occurred and is continuing will be required to, defer interest payments on the debentures. After five years of deferral, at our option, or upon the occurrence of a mandatory trigger event, we must sell warrants or preferred stock with specified characteristics and use the funds from that sale to pay deferred interest, subject to certain limitations. The debentures are convertible at any time on or prior to December 15, 2036, subject to the occurrence of certain conditions as set forth in the indenture. The debentures are not subject to redemption prior to December 20, 2011. Between December 20, 2011 and December 19, 2036, we may redeem the debentures, in whole or in part, if for at least 20 out of the 30 consecutive trading days immediately prior to the date on which notice of redemption is given, our closing common stock price has exceeded 130% of the then applicable conversion price for the debentures. The debentures represent unsecured obligations, ranking junior to all existing and future senior and subordinated debt (excluding trade accounts payable or accrued liabilities arising in the ordinary course of business) except for any future debt that ranks equal to or junior to the debentures.

Off Balance Sheet Arrangements

Surety Bonds

Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

We use a combination of surety bonds, corporate guarantees (such as self bonds) and letters of credit to secure our financial obligations for post-mining reclamation, workers’ compensation, leases, performance obligations, pensions and other operations. As of June 30, 2010 we had outstanding surety bonds with third parties for these obligations totaling $714.8 million, letters of credit of $243.9 million, bank guarantees of $188.0 million and an additional $888.9 million in self-bonding obligations.

Accounts Receivable Securitization Program

We have an accounts receivable securitization program with a purchase limit of $275 million (the “securitization program”) through our wholly-owned, bankruptcy-remote subsidiary (the “Seller”). Under the securitization program, beginning in 2010, we contribute, on a revolving basis, trade receivables of most of our U.S. subsidiaries to the Seller, which then sells the receivables in their entirety to a consortium of unaffiliated asset-backed commercial paper conduits (the “Conduits”). After the sale, we, as servicer of the assets, collect the receivables on behalf of the Conduits for a nominal servicing fee. We utilize proceeds from the sale of our accounts receivable as an alternative to short-term borrowings under our credit facility, effectively managing our overall borrowing costs and providing an additional source for working capital. The securitization program was renewed in May 2009 and amended in December 2009 in order to qualify for sale accounting under a newly adopted accounting standard related to financial asset transfers. Prior to amending the securitization program, we sold senior undivided interests in certain of our accounts receivable and retained subordinated interests in those receivables. The current securitization program extends to May 2012, while the letter of credit commitment that supports the commercial paper facility underlying the securitization program must be renewed annually.

The Seller is a separate legal entity whose assets are available first and foremost to satisfy the claims of its creditors. Of the receivables sold to the Conduits, a portion of the amount due to the Seller is deferred until the ultimate collection of the underlying receivables. During the six months ended June 30, 2010, we received total consideration of $2,199.3 million related to accounts receivable sold under the securitization program, including $726.1 million of cash up front from the sale of the receivables, an additional $1,377.5 million of cash upon the collection of the underlying receivables, and $95.7 million that had not been collected as of June 30, 2010 and was recorded at fair value which approximates carrying value. The reduction in accounts receivable as a result of securitization activity with the Conduits was $216.4 million as of June 30, 2010.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description below under “Certain Definitions.” In this description, the words “we” and “Company” refer only to Peabody Energy Corporation and not to any of its Subsidiaries.

We will issue the 2020 notes under a senior indenture (the “base indenture”) among us, the Subsidiary Guarantors and U.S. Bank N.A., as trustee, dated March 19, 2004, as supplemented by a supplemental indenture relating to the notes (a “supplemental indenture” and, together with the base indenture, the “indenture”).

The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the accompanying prospectus under the heading “Description of Debt Securities” and together therewith is a summary of the provisions of the indenture that we consider material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. You may request copies of the indenture at our address set forth under “Incorporation of Certain Documents by Reference.” Defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the indenture. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes will be:

•	our general unsecured obligations;

•	senior in right of payment to any of our subordinated indebtedness, including $732.5 million principal amount of our Convertible Junior Subordinated Debentures due December 2066, $15.0 million principal amount of our 6.34% Series B Bonds due December 2014 and $33.0 million principal amount of our 6.84% Series C Bonds due December 2016;

•	pari passu in right of payment with any of our senior indebtedness, including $650.0 million principal amount of our 6 7/8% Senior Notes due 2013, $218.1 million principal amount of our 5 7/8% Senior Notes due 2016, $650.0 million principal amount of our 7 3/8% Senior Notes due 2016, $247.2 million principal amount (net of unamortized debt discount) of our 7 7/8% Senior Notes due 2026 and $500.0 million of borrowings outstanding under our unsecured credit facility;

•	effectively junior in right of payment to our future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and

•	guaranteed by all of our existing Subsidiaries that are Domestic Subsidiaries, other than the Specified Subsidiaries. In addition, any of our Domestic Subsidiaries that executes a Guarantee under the Credit Agreement will be required to guarantee the notes.

All outstanding amounts in the foregoing paragraphs are as of June 30, 2010.

The Subsidiary Guarantees

Each Subsidiary Guarantee of the notes will be:

•	a senior unsecured obligation of each Subsidiary Guarantor;

•	senior in right of payment to all subordinated indebtedness of that Subsidiary Guarantor;

•	pari passu in right of payment with all indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to the guarantee of the Notes; and

•	effectively junior in right of payment to the existing and future secured indebtedness of that Subsidiary Guarantor, to the extent of the value of the collateral securing that indebtedness.

As of June 30, 2010, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom, we would have had approximately $2.8 billion of indebtedness outstanding on a consolidated basis. The indenture does not limit the amount of indebtedness that we may issue.

Our operations are conducted through our Subsidiaries and, therefore, we are dependent upon the cash flow of our Subsidiaries to meet our obligations, including our obligations under the notes. The notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our Subsidiaries that do not guarantee the notes. Any right we may have to receive assets of any of our Subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that we are recognized as a creditor of such Subsidiary, in which case our claims would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by us. See “Risk Factors—Risks Related to the Notes—The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

Principal, Maturity and Interest

We will issue in this offering the notes in an aggregate principal amount of $650.0 million. We may issue an unlimited amount of additional indebtedness under the indenture from time to time after this offering. The notes and any additional notes of this series subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $2,000 and integral multiples of $1,000. The notes will mature on September 15, 2020. Interest on the notes will accrue at the rate of 6.500% per annum and will be payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2011. We will make each interest payment to the holders of record on the immediately preceding March 1 and September 1. Interest on the notes will accrue from August 25, 2010 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to us, we will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to exchange or register the transfer of any note or portion of any note selected for redemption, except for the unredeemed portion of any note being redeemed in part. Also, we are not required to exchange or register the transfer of any note for a period of 15 days before a selection of notes to be redeemed or during the period between the record date and the corresponding interest payment date. See “—Book-Entry, Delivery and Form” below for additional information.

Subsidiary Guarantees

Our payment obligations under the notes will be fully and unconditionally, and jointly and severally, guaranteed by the Subsidiary Guarantors. In addition, any of our Domestic Subsidiaries that executes a Guarantee under the Credit Agreement will be required to guarantee the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that would not constitute a fraudulent conveyance under applicable law. This provision may not be effective to protect the Guarantees from being voided under fraudulent conveyance law, or may eliminate the Guarantor’s obligations or reduce the Guarantor’s obligations to an amount that effectively makes the Guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect guarantees from being voided under fraudulent conveyance law. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.”

The notes will not be guaranteed by the Specified Subsidiaries or any of our Foreign Subsidiaries. As of June 30, 2010, the Subsidiaries not guaranteeing the notes would have had $223.2 million of indebtedness and other noncurrent liabilities outstanding. For the fiscal year ended December 31, 2009, the non-Guarantor Subsidiaries would have accounted for 33% and 30%, respectively, of our consolidated revenues and Adjusted EBITDA on an as adjusted basis.

No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) unconditionally assumes all the obligations of such Subsidiary Guarantor, pursuant to a supplemental indenture under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the event of (a) the release or discharge of the Guarantee of the Credit Agreement by a Subsidiary Guarantor, except a discharge or release by or as a result of payment under such Guarantee, or (b) a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition of all of the capital stock of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee.

Optional Redemption

The notes will be subject to redemption at any time at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining principal and interest payments on the applicable notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months), at the Treasury Rate plus 50 basis points, together with accrued and unpaid interest, if any, to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means U.S. Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

“Reference Treasury Dealer” means Banc of America Securities LLC, HSBC Securities (USA) Inc. and Morgan Stanley & Co. Incorporated , or their affiliates, plus one other Primary Treasury Dealer (as defined below) appointed by us, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer, if available.

Repurchase at the Option of Holders Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each holder of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the “Change of Control Payment”). Within 10 days following any Change of Control Triggering Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful, (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by us. The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Our other senior Indebtedness contains, or in the future may contain, prohibitions on certain events that would constitute a Change of Control. In addition, the exercise by the holders of notes of their right to require us to repurchase the notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on us. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. See “Risk Factors—Risks Related to the Notes—We may be unable to purchase the notes upon a change of control coupled with a ratings decline.” The Credit Agreement restricts us from purchasing the notes, and also provides that certain change of control events with respect to us would constitute a default thereunder. Indebtedness incurred by us in the future may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or if we exercise our option to purchase the notes. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

“Change of Control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal (as defined below), (ii) the adoption of a plan relating to our liquidation or dissolution or (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock (measured by voting power rather than number of shares). The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another Person or group may be uncertain.

Notwithstanding the foregoing, a transaction effected to create a holding company will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned subsidiary of such holding company and (ii) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Principals” means our executive officers as of the original issue date of the notes.

“Rating Date” means the date which is 90 days prior to the earlier of: (a) a Change of Control, and (b) public notice of the occurrence of a Change of Control or of our intention to effect a Change of Control.

“Rating Decline” means the occurrence of the following on, or within, 90 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of our intention to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) if the notes are assigned an Investment Grade Rating by all Rating Agencies on the Rating Date, the rating of the notes by one of the Rating Agencies shall be below an Investment Grade Rating; or (b) if the notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the notes by at least one of the other Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Related Party” with respect to any Principal means (A) any spouse or immediate family member of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows: (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate. No notes of $1,000 principal amount can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Except as provided above under “Repurchase at the Option of Holders Upon Change of Control Triggering Event,” notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Certain Covenants

The indenture will contain the following covenants:

Limitation on Liens

The indenture will provide that, except as otherwise provided below, we will not, and will not permit any Restricted Subsidiary to, issue, incur, create, assume, guarantee or otherwise have outstanding any Indebtedness secured by any mortgage, deed of trust, security interest, pledge, lien, charge or other encumbrance, each a “Lien” and collectively “Liens,” upon any Principal Property or shares of Capital Stock or Indebtedness of a Restricted Subsidiary, unless the notes (and, at our option, any other indebtedness or guarantee ranking equally with the notes) are secured equally and ratably with (or at our option, prior to) such secured Indebtedness. This restriction will not apply to Indebtedness secured by:

•	Liens on property, shares of Capital Stock or Indebtedness of a person existing at the time it becomes a Restricted Subsidiary or Liens on any Principal Property created prior to the time such property became a Principal Property, provided, in each case, that such Liens were not created in anticipation of the transaction in which such entity becomes a Restricted Subsidiary;

•	Liens on property (and on any proceeds from the disposition of such property) acquired by us or any Restricted Subsidiary existing at the time of acquisition by us or any Restricted Subsidiary, whether or not assumed by us or such Restricted Subsidiary; provided that no such Lien will extend to any other Principal Property of us or any Restricted Subsidiary;

•	Liens on property (and on any proceeds from the disposition of such property) acquired by us or any Restricted Subsidiary and created prior to, at the time of, or within 360 days after the acquisition of such property, or the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price of such property, such construction or the making of such improvements; provided that such Liens will not extend to any of our or our Restricted Subsidiaries’ other Principal Properties other than, in the case of such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

•	Liens in favor of us or any Restricted Subsidiary to secure Indebtedness owing to us or any of our Restricted Subsidiary;

•	Liens existing on the date of the initial issuance of the notes;

•	Liens on property (and on any proceeds from the disposition of such property), shares of Capital Stock or Indebtedness of a Person existing at the time such Person is merged into or consolidated with us or any Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a Person as an entirety or substantially as an entirety to us or any Restricted Subsidiary, provided that the Lien was not incurred in contemplation of such merger or consolidation or sale, lease or other disposition;

•	Liens on our or our Restricted Subsidiaries’ property in favor of governmental bodies to secure payments of amounts owed under any contract or statute;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefore;

•	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security;

•	Judgment Liens so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceeding may be initiated shall not have expired;

•	Liens created in connection with a project financed with, and created to secure, Non-Recourse Debt; and

•	Any extension, renewal or replacement of any Lien referred to above or any Indebtedness secured by that Lien, provided that such extension, renewal or replacement Lien will secure no larger an amount of Indebtedness than that existing at the time of such extension, renewal or replacement and will be limited to all or part of the same property and improvements thereon which secured the Loan extended, renewed or replaced.

In addition, we or any Restricted Subsidiary may issue, incur, create, assume or guarantee Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that after giving effect to the Indebtedness secured by such Lien, the aggregate principal amount of all Indebtedness so secured by Liens (not including Liens permitted above) and the Attributable Debt of Sale and Lease-Back Transactions permitted by the provision described below under “Limitation on Sale and Lease-Back Transactions” does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions

The indenture will provide that Sale and Lease-Back Transactions by us or any Restricted Subsidiary of any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between us and one of our Restricted Subsidiaries or between Restricted Subsidiaries, are prohibited unless at the effective time of such transaction:

•	we or the Restricted Subsidiary would be entitled, pursuant to the covenant described above under the caption “—Limitation on Liens,” without equally and ratably securing the notes, to incur Indebtedness secured by a Lien in an amount at least equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction; or

•	we or the Restricted Subsidiary applies, within 360 days of the closing date of the Sale and Lease-Back Transaction, an amount equal to the greater of (1) the net proceeds of such sale or (2) the Attributable Debt with respect to such Sale and Lease-Back Transaction, to either (or a combination of) (x) the prepayment, defeasance or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or payment at maturity) of our Indebtedness or the Indebtedness of a Restricted Subsidiary maturing after, or renewable or extendable at our option or the option of the relevant Restricted Subsidiary beyond, twelve months from the date of determination (other than debt subordinate to the notes or any Guarantee or debt to us or a Restricted Subsidiary); provided, however, the amount to be applied to the prepayment or retirement of any such Indebtedness shall be reduced by the principal amount of any of our debt securities or the debt securities of any Restricted Subsidiary delivered within 360 days after such Sale and Lease-Back Transaction to the trustee or paying agent for retirement and cancellation; or (y) the purchase, construction or development of other property, facilitates or equipment.

Additional Subsidiary Guarantees

If we or any of our Domestic Subsidiaries shall acquire or create another Domestic Subsidiary after the initial issue date of the notes and such Domestic Subsidiary provides a guarantee under the Credit Agreement, then such newly acquired or created Domestic Subsidiary shall execute a supplemental indenture in form and substance reasonably satisfactory to the trustee providing that such Domestic Subsidiary shall become a Subsidiary Guarantor under the indenture.

Events of Default and Remedies

Each of the following constitutes an “Event of Default”:

(i) default in the payment when due of interest on the notes and such default continues for a period of 30 days;

(ii) default in payment when due of the principal of or premium, if any, on the notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

(iii) failure by us or any of our Subsidiaries to make the offer required or to purchase any of the notes as required under the provisions described under the caption “Repurchase at the Option of Holders Change of Control Triggering Event;”

(iv) failure by us or any of our Subsidiaries to comply for 60 days after written notice to us by the trustee or a holder with any covenant, representation, warranty or other agreement in the indenture or the notes;

(v) default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by us or any of our Restricted Subsidiaries (or the payment of which is Guaranteed by us or any of our Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness aggregates $75.0 million or more;

(vi) except as permitted by the indenture, the Subsidiary Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Subsidiary Guarantor that is a Significant Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(vii) certain events of bankruptcy or insolvency with respect to us, any of our Significant Subsidiaries that are Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would be a Significant Subsidiary.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The holders of not less than a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of our directors, officers, employees, incorporators or stockholders or any Person controlling such Person, as such, shall have any liability for any of our obligations under the notes, the Subsidiary Guarantees, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(i) the rights of holders of outstanding notes to receive payments in respect of the principal of, interest or premium, if any, on such notes when such payments are due solely out of the trust referred to below;

(ii) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(iii) the rights, powers, trusts, duties and immunities of the trustee, and our and the Subsidiary Guarantor’s obligations in connection therewith; and

(iv) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to substantially all of the restrictive covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. In order to exercise either Legal Defeasance or Covenant Defeasance:

(i) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the applicable notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest or premium, if any, on such outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether such notes are being defeased to maturity or to a particular redemption date;

(ii) in the case of Legal Defeasance, we shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, we shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of Liens in connection therewith);

(v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(vi) we must have delivered to the trustee, at or prior to the effective date of such defeasance, an opinion of counsel to the effect that, assuming no intervening bankruptcy of us between the date of deposit and the 91st day following the deposit and assuming that no holder is one of our “insiders” under applicable bankruptcy law and subject to customary exceptions and exclusions, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(vii) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding any of our creditors or others; and

(viii) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes, including additional notes of such series, if any, then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or event of default (except a continuing default or event of default in the payment of interest, premium, or the principal of, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including any additional notes of such series, if any), voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or change the optional redemption dates (other than the number of days for any required advance notice provisions) or optional redemption prices from those stated under the caption “—Optional Redemption”;

(3) make any change to the provisions stated under the caption “—Repurchase at the Option of Holders Upon Change of Control Triggering Event”;

(4) reduce the rate of or change the time for payment of interest on any note;

(5) waive a Default or Event of Default in the payment of principal of, or interest or premium on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(6) make any note payable in a currency other than that stated in the notes;

(7) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium on the notes;

(8) waive a redemption payment with respect to any note other than a payment required under the caption “— Repurchase at the Option of Holders Upon Change of Control Triggering Event”;

(9) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms hereof; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors, if any, and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company under the indenture in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(3) to provide for uncertificated notes in addition to or in place of certificated notes;

(4) to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to make any changes to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to provide for the issuance of additional notes; or

(7) to allow a Subsidiary Guarantor to execute a supplemental indenture for the purpose of providing a Subsidiary Guarantee with respect to the notes.

Book-Entry, Delivery and Form

We will initially issue the notes in the form of one or more global notes (the “Global Notes”). Except as set forth below, notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds. The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described in the accompanying prospectus. Except in the limited circumstances described in the accompanying prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

•	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the

Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to

Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a description of all defined terms used in it and in the notes, including any other capitalized terms used in this “Description of the Notes” for which no definition is provided below.

“Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by us), compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease had been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments will include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Consolidated Net Tangible Assets” means, as of any particular time, the total of all the assets appearing on the most recent consolidated balance sheet prepared in accordance with GAAP of the Company and its Subsidiaries as of the end of the last fiscal quarter for which financial information is available (less applicable reserves and other properly deductible items) after deducting from such amount:

•	all current liabilities, including current maturities of long-term debt and current maturities of obligations under capital leases (other than any portion thereof maturing after, or renewable or extendable at our option or the option of the relevant Subsidiary beyond, twelve months from the date of determination); and

•	the total of the net book values of all of our assets and the assets of our Subsidiaries properly classified as intangible assets under GAAP (including goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets).

“Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of June 18, 2010 by and among us, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and Banc of America Securities LLC, Citigroup Global Markets, Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and joint book managers and the other lenders party thereto, including any related notes, guarantees, collateral documents, letters of credit, instruments and agreements executed in connection therewith (and any appendices, annexes, exhibits or schedules to any of the foregoing), and in each case as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (whether with the original agents, arrangers and lenders or other agents, arrangers and lenders or otherwise, whether provided under the original credit agreement or other Credit Facilities or otherwise, whether for a greater or lesser principal amount, whether with greater or lesser interest and fees and whether or not including collateral or guarantors). Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date.

“Credit Facilities” means, with respect to us or any of our Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, refinanced, repaid or restructured in whole or in part from time to time.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Domestic Subsidiary” means a Subsidiary that is (i) formed under the laws of the United States of America or a state thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for U.S. federal income tax purposes.

“Fitch” means Fitch Ratings Limited, or any successor to the rating agency business thereof.

“Foreign Subsidiaries” means our Subsidiaries that are not Domestic Subsidiaries.

“GAAP” means generally accepted accounting principles, which are in effect on the date of the indenture. The sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States, are set forth in the Financial Accounting Standards Board’s Accounting Standards Codification.

“Government Securities” means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Security or a specific payment of interest on or principal of any such Government Security held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of interest on or principal of the Government Security evidenced by such depository receipt.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P or BBB− (or the equivalent) by Fitch.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness; provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the Capital Stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means any real property interests (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in the United States that is held by us or any Restricted Subsidiary and has a gross book value (without deduction of any depreciation reserves), on the date as of which the determination is being made, exceeding 1% of Consolidated Net Tangible Assets (other than any such interest that our Board of Directors determines by resolution is not material to our business and the business of our Subsidiaries taken as a whole).

“Rating Agency” means each of S&P, Moody’s and Fitch, or if S&P, Moody’s, Fitch or all three cease to make a rating on the applicable notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for S&P, Moody’s, Fitch, or all three as the case may be.

“Restricted Subsidiary” means any Subsidiary (a) substantially all of the property of which is located in the United States or substantially all of the business of which is carried on, in the United States and that owns or leases a Principal Property or (b) is engaged primarily in the business of owning or holding Capital Stock of one or more Restricted Subsidiaries.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property, whether owned at the date of the issuance of the notes or thereafter acquired, that has been or is to be sold or transferred by us or any Restricted Subsidiary to such person with the intention of taking back a lease of this property.

“S&P” means Standard & Poor’s Rating Group, Inc., or any successor to the rating agency business thereof.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Subsidiaries” means Kentucky United Coal, LLC, Midwest Coal Reserves of Kentucky, LLC, Mustang Clean Energy, LLC, Newhall Funding Company, P&L Receivables Company LLC, Peabody China, LLC, Peabody Mongolia, LLC, PG Investments Six, LLC, Sterling Centennial Insurance Corp. and United Minerals Company, LLC.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of the applicable notes by each of the Subsidiary Guarantors pursuant to the indenture and any additional Guarantee of the notes to be executed by any of our Subsidiaries pursuant to the covenant described above under “Certain Covenants—Additional Subsidiary Guarantees.”

“Subsidiary Guarantors” means all of our existing Domestic Subsidiaries, except for the Specified Subsidiaries, and any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder who acquires the notes upon original issuance at their initial offering price.

A “non-U.S. holder” means a holder of the notes (other than a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a “controlled foreign corporation” that is actually or constructively related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the Company, any of the Subsidiary Guarantors or the underwriters is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer nor the underwriter of the securities nor any of their affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

Banc of America Securities LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in our underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Principal
Underwriter	Amount of Notes

Banc of America Securities LLC	$135,777,778
Morgan Stanley & Co. Incorporated	101,833,333
HSBC Securities (USA) Inc.	84,861,111
Citigroup Global Markets Inc.	67,888,889
RBS Securities Inc.	67,888,889
BNP Paribas Securities Corp.	22,750,000
Credit Agricole Securities (USA) Inc.	22,750,000
PNC Capital Markets LLC	22,750,000
SG Americas Securities, LLC	22,750,000
Wells Fargo Securities, LLC	22,750,000
Barclays Capital Inc.	9,750,000
BBVA Securities Inc.	9,750,000
BMO Capital Markets Corp.	9,750,000
Mitsubishi UFJ Securities (USA), Inc.	9,750,000
Standard Chartered Bank	9,750,000
U.S. Bancorp Investments, Inc.	9,750,000
Santander Investment Securities Inc.	9,750,000
Daiwa Capital Markets America Inc.	9,750,000

Total	$650,000,000

If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $3 million and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, for the period from the pricing of the notes until the closing of the offering, without first obtaining the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Settlement

We expect that delivery of the notes will be made to investors on or about August 25, 2010, which will be the tenth business day following the date of this prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary cash fees and commissions for these transactions.

As of the date of this prospectus supplement, certain of the underwriters or their affiliates are lenders under our credit facilities. Under our credit facilities, an affiliate of Banc of America Securities LLC serves as administrative agent, an affiliate of each of Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. serves as joint lead arrangers and joint book managers.

In addition, we have retained Banc of America Securities LLC and Morgan Stanley & Co. Incorporated to act as the dealer managers for the concurrent tender offer for our 2013 Notes, for which they will receive reimbursement of reasonable out-of-pocket expenses.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Notice to Prospective Investors in the European Economic Area (“EEA”)

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) they have not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that, in accordance with the following exemptions under the Prospectus Directive, if they are implemented in such Relevant Member State, the offer of notes is only being made:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus supplement.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The notes will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The notes are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the notes, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorised financial adviser.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which constitutes part of the registration statement, do not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus supplement and the accompanying prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus supplement and the accompanying prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus.

We incorporate by reference our:

•	Annual Report on Form 10-K for the year ended December 31, 2009, as filed on February 24, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, as filed on May 7, 2010 and August 6, 2010, respectively;

•	Current Reports on Form 8-K filed with the SEC on January 27, 2010, May 7, 2010, May 17, 2010 and June 24, 2010; and

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 23, 2010.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

LEGAL MATTERS

Certain legal matters with respect to the notes and the guarantees will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Shearman & Sterling LLP, New York, New York, advised the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation appearing in Peabody Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including the schedule appearing therein), and the effectiveness of Peabody Energy Corporation’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Peabody Energy Corporation management’s assessment of the effectiveness of internal control as of December 31, 2009 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Peabody Energy Corporation

Debt Securities
Common Stock
Preferred Stock
Preferred Stock Purchase Rights
Warrants
Units

Subsidiary Guarantors
Guaranteed Debt Securities

Peabody Energy Corporation may offer and sell from time to time, in one or more series, any one of the following securities:

•	unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities,

•	common stock,

•	preferred stock,

•	warrants, and

•	units,

or any combination of these securities. Peabody Energy Corporation’s debt securities may be guaranteed by substantially all of its domestic subsidiaries.

The common stock of Peabody Energy Corporation is traded on the New York Stock Exchange under the symbol “BTU.” We will provide more specific information about the terms of an offering of any securities in supplements to this prospectus.

You should read this prospectus and the applicable prospectus supplement, as well as the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2009

ABOUT THIS PROSPECTUS

This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement or any free writing prospectus prepared by or on behalf of us may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

Investing in the securities involves risk. Please see the “Risk Factors” section in our most recent Annual Report on Form 10-K, along with the disclosure related to the risk factors contained in our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, as updated by our future filings with the SEC. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we have incorporated by reference include statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

Among the factors that could cause actual results to differ materially are:

•	the duration and severity of the global economic downturn and disruptions in the financial markets;

•	ability to renew sales contracts;

•	reductions and/or deferrals of purchases by major customers;

•	credit and performance risks associated with customers, suppliers, trading and banks and other financial counterparties;

ii

•	transportation availability, performance and costs;

•	availability, timing of delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;

•	geologic, equipment and operational risks inherent to mining;

•	impact of weather on demand, production and transportation;

•	legislation, regulations and court decisions or other government actions;

•	new environmental requirements affecting the use of coal, including mercury and carbon dioxide related limitations;

•	replacement of coal reserves;

•	price volatility and demand, particularly in higher-margin products and in our trading and brokerage businesses;

•	performance of contractors, third-party coal suppliers or major suppliers of mining equipment or supplies;

•	negotiation of labor contracts, employee relations and workforce availability;

•	availability and costs of credit, surety bonds, letters of credit and insurance;

•	changes in postretirement benefit and pension obligations and funding requirements;

•	availability and access to capital markets on reasonable terms to fund growth and acquisitions;

•	the effects of acquisitions or divestitures;

•	economic strength and political stability of countries in which we have operations or serve customers;

•	risks associated with our Btu conversion or generation development initiatives;

•	demand for coal in United States and international power generation and steel production markets;

•	coal’s market share of electricity generation;

•	the availability and cost of competing energy resources;

•	successful implementation of business strategies;

•	the effects of changes in currency exchange rates, primarily the Australian dollar;

•	inflationary trends, including those impacting materials used in our business;

•	interest rate changes;

•	litigation, including claims not yet asserted;

•	terrorist attacks or threats; and

•	impacts of pandemic illnesses.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. These forward-looking statements speak only as of the date on which such statements were made, and we undertake no obligation to update these statements except as required by federal securities laws.

iii

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents by Reference.” When used in this prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

The Securities We May Offer

We may offer and sell from time to time:

•	common stock;

•	debt securities;

•	preferred stock;

•	warrants; and

•	units.

In addition, we may offer and sell from time to time debt securities that may be guaranteed by substantially all of our domestic subsidiaries.

Common Stock

We may issue shares of our common stock, par value $0.01 per share. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock. Holders of common stock are entitled to one vote per share and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. Holders of common stock do not have cumulative voting rights in the election of directors.

Debt Securities

We may offer debt securities, which may be either senior, senior subordinated or subordinated, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock. We may issue debt securities either separately, or together with, upon conversion of or in exchange for other securities. The debt securities that we issue will be issued under one of two indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. We have summarized general features of the debt securities that we may issue under “Description of Debt Securities.” We encourage you to read the indentures, which are included as exhibits to the registration statement of which this prospectus forms a part.

Preferred Stock

We may issue shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Warrants

We may issue warrants for the purchase of preferred stock or common stock or debt securities of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Units

We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Peabody Energy Corporation

We are the world’s largest private sector coal company, with majority interests in 30 coal operations located throughout all major United States (U.S.) coal producing regions, except Appalachia, and interests in coal operations in Australia and Venezuela.

For the year ended December 31, 2008, 82% of our total sales (by volume) were to U.S. electricity generators, 16% were to customers outside the U.S. and 2% were to the U.S. industrial sector. In the U.S., we typically sell coal to utility customers under long-term contracts (those with terms longer than one year). Internationally, we sell coal to coal-based electricity generating stations and steel producing facilities. During 2008, approximately 90% of our worldwide sales (by volume) were under long-term contracts.

We conduct business through four principal operating segments: Western U.S. Mining, Midwestern U.S. Mining, Australian Mining and Trading and Brokerage.

The principal business of the Western and Midwestern U.S. Mining segments is the mining, preparation and sale of steam coal, sold primarily to electric utilities. Our Western U.S. Mining operations consist of our Powder River Basin, Southwest and Colorado operations and are characterized by predominantly surface extraction processes, lower sulfur content and Btu of coal, and higher customer transportation costs (due to longer shipping distances). Geologically, the Western U.S. Mining operations mine bituminous and subbituminous coal deposits. Our Midwestern U.S. Mining operations consist of our Illinois and Indiana operations and are characterized by a mix of surface and underground extraction processes, higher sulfur content and Btu of coal and lower customer transportation costs (due to shorter shipping distances). Geologically, the Midwestern U.S. Mining operations mine bituminous coal deposits.

Australian Mining operations are characterized by both surface and underground extraction processes, mining various qualities of low-sulfur, high Btu coal (metallurgical coal) as well as steam coal primarily sold to an international customer base with a small portion sold to Australian steel producers and power generators. Metallurgical coal is produced primarily from five of our Australian mines.

In addition to our mining operations, we market, broker and trade coal through our Trading and Brokerage segment. Our international trading group has locations in London, England; Newcastle, Australia; and Beijing, China. Our China office also engages in sales, marketing and business development to pursue potential long-term growth opportunities there. Our other energy-related commercial activities include the management of our vast coal reserve and real estate holdings through initiatives such as 1) participation in developing mine-mouth coal-fueled generating plants; 2) developing Btu conversion technologies, which are designed to convert coal to natural gas and transportation fuels; and 3) advancing carbon capture sequestration initiatives in the U.S., China and Australia.

Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400. Our Internet website address is www.peabodyenergy.com. Information on our website is not a part of, or incorporated by reference in, this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Current Report on Form 8-K filed with the SEC on August 6, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense. A ratio of combined fixed charges and preferred stock dividends to earnings will be included as necessary in the applicable prospectus supplement if we issue and sell preferred stock thereunder.

Six Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	June 30,
	2004	2005	2006	2007	2008	2009

Ratio of Earnings to Fixed Charges	2.60x	3.84x	3.99x	2.37x	5.56x	3.88x

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DIVIDEND POLICY

We currently declare and pay quarterly dividends of $0.06 per share of common stock. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors; however, we presently expect that dividends will continue to be paid.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities summarizes certain general terms that will apply to the debt securities offered by us. The description is not complete, and we refer you to the indentures, which are included as exhibits to the registration statement of which this prospectus is a part. In addition, the terms described below may be amended, supplemented or otherwise modified pursuant to one or more supplemental indentures. Any such amendments, supplements or modifications will be set forth in the applicable prospectus supplement. Capitalized items have the meanings assigned to them in the indentures. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference in the following summary.

The debt securities that we may issue will be senior, senior subordinated or subordinated debt, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock.

The senior, senior subordinated or subordinated debt securities that we may issue will be issued under separate indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. Senior debt securities will be issued under a “Senior Indenture,” senior subordinated debt securities and subordinated debt securities will be issued under a “Subordinated Indenture.” Collectively, we refer to the Senior Indenture and the Subordinated Indenture as the “Indentures.” For purposes of the summary set forth below, “obligor” refers to Peabody Energy Corporation. This summary of the Indentures is qualified by reference to the Indentures. You should refer to the Indentures in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indentures.

General

Under the Indentures, we will be able to issue from time to time, in one or more series, an unlimited amount of debt securities. Each time that we issue a new series of debt securities, the supplement to the prospectus relating to that new series will specify the terms of those debt securities, including:

•	designation, amount and denominations;

•	percentage of principal amount at which the debt securities will be issued;

•	maturity date;

•	interest rate and payment dates;

•	terms and conditions of exchanging or converting debt securities for other securities;

•	the currency or currencies in which the debt securities may be issued;

•	redemption terms;

•	whether the debt securities will be guaranteed by our subsidiaries;

•	whether the debt securities and/or any guarantees will be senior, senior subordinated or subordinated; and

•	any other specific terms of the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

Unless otherwise specified in any prospectus supplement, the debt securities will be issuable in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any debt securities, but the issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to discounted debt securities or to some debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the applicable prospectus supplement.

In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of debt securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity thereof.

Payments relating to the debt securities generally will be paid by us, at U.S. Bank National Association’s corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the debt securities. You can transfer your debt securities at U.S. Bank National Association’s corporate trust office.

Ranking

Unless otherwise described in the prospectus supplement for any series, the debt securities that we issue will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

We conduct a material amount of our operations through our subsidiaries. Our right to participate as a shareholder in any distribution of assets of any of our subsidiaries (and thus the ability of holders of the debt securities that we issue to benefit as creditors of Peabody Energy Corporation from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the debt securities that we issue will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the debt securities.

Subordinated Debt Securities

Unless otherwise described in the prospectus supplement of any series, our obligation to make any payment on account of the principal of or premium, if any, and interest, if any, on the subordinated debt securities we issue will be subordinate and junior in right of payment to our obligations to the holders of our senior indebtedness to the extent described in the Subordinated Indenture.

In the case of our liquidation, dissolution or bankruptcy or similar proceeding, whether voluntary or involuntary, all of our obligations to holders of our senior indebtedness will be entitled to be paid in full before any payment can be made on account of the principal of, or premium, if any, or interest, if any, on the subordinated debt securities.

Unless otherwise described in the prospectus supplement of any series, we may not pay principal of, premium, if any, or interest on the subordinated securities (or pay any other obligations relating to the subordinated securities, including additional interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the Subordinated Indenture and may not purchase, redeem or otherwise retire any subordinated securities (except as otherwise described in the Subordinated Indenture) if either of the following occurs (a “Payment Default”):

•	any obligation on any of our Designated Senior Indebtedness (as defined in the Subordinated Indenture) is not paid in full in cash when due (after giving effect to any applicable grace period); or

•	any other default on our Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash; provided, however, that we will be entitled to pay the subordinated securities without regard to the foregoing if we and the trustee receive written notice approving such payment from the representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

By reason of the above subordination in favor of the holders of our senior indebtedness, in the event of our bankruptcy or insolvency, holders of our senior indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than our other creditors.

Reopening of Issue

We may, from time to time, reopen an issue of debt securities without the consent of the holders of the debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as debt securities issued on an earlier date. After such additional debt securities are issued they will be fungible with the previously issued debt securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

Our debt securities may be guaranteed by substantially all of our domestic subsidiaries, the “subsidiary guarantors.” If debt securities are guaranteed by subsidiary guarantors, that guarantee will be set forth in the applicable Indenture or a supplemental indenture.

Payments with respect to subsidiary guarantees of our senior subordinated debt securities and subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our senior subordinated debt securities and subordinated debt securities are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Merger and Consolidation

Unless otherwise described in the prospectus supplement of any series, we may, under the applicable Indenture, without the consent of the holders of debt securities, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the applicable Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modification

Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding debt securities of each series affected by such modification. However, unless otherwise described in the prospectus supplement of any series, no modification or amendment may occur without the consent of the affected holder of a debt security if that modification or amendment would do any of the following:

•	change the stated maturity date of the principal of, or any installment of interest on, any of the holder’s debt securities;

•	reduce the principal amount of, or the interest (or premium, if any) on, the debt security (including, in the case of a discounted debt security, the amount payable upon acceleration of maturity or provable in bankruptcy);

•	change the currency of payment of the debt security;

•	impair the right to institute suit for the enforcement of any payment on the debt security or adversely affect the right of repayment, if any, at the option of the holder;

•	reduce the percentage of holders of debt securities necessary to modify or amend the applicable Indenture or to waive any past default;

•	release a guarantor from its obligations under its guarantee, other than in accordance with the terms thereof; or

•	modify our obligations to maintain an office or agency.

A modification that changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of debt securities of any other series.

Each Indenture provides that the obligor and U.S. Bank National Association, as trustee, may make modifications without the consent of the debt security holders in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the applicable Indenture;

•	convey security for the debt securities to U.S. Bank National Association;

•	add covenants, restrictions or conditions for the protection of the debt security holders;

•	provide for the issuance of debt securities in coupon or fully registered form;

•	establish the form or terms of debt securities of any series;

•	cure any ambiguity or correct any defect in an Indenture that does not adversely affect the interests of a holder;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended;

•	add or modify any other provisions with respect to matters or questions arising under an Indenture that we and U.S. Bank National Association may deem necessary or desirable and that will not adversely affect the interests of holders of debt securities;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, debt securities not yet issued and outstanding; or

•	to provide for guarantees of the debt securities and to specify the ranking of the obligations of the guarantors under their respective guarantees.

Events of Default

Under the Indentures, an event of default means, unless otherwise described in the prospectus supplement of any series, any one of the following:

•	failure to pay interest on a debt security for 30 days;

•	failure to pay principal and premium, if any, when due;

•	failure to pay or satisfy a sinking fund installment when due;

•	failure by Peabody Energy Corporation or by a guarantor of the debt securities to perform any other covenant in the applicable Indenture that continues for 60 days after receipt of notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	a guarantee being held in any judicial proceeding to be unenforceable or invalid.

An event of default relating to one series of debt securities does not necessarily constitute an event of default with respect to any other series issued under the applicable Indenture. If an event of default exists with respect to a series of debt securities, U.S. Bank National Association or the holders of at least 25% of the then-outstanding debt securities of that series may declare the principal of that series due and payable.

Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority of the then-outstanding debt securities of that series, except for a failure to pay principal, premium or interest on the debt security.

U.S. Bank National Association may withhold notice to the holder of the debt securities of any default (except in payment of principal, premium, interest or sinking fund payment) if U.S. Bank National Association thinks that withholding such notice is in the interest of the holders.

Subject to the specific duties that arise under the applicable Indenture if an event of default exists, U.S. Bank National Association is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of the holders of the debt securities unless they provide reasonable indemnity satisfactory to it. Generally, the holders of a majority of the then-outstanding debt securities can direct the proceeding for a remedy available to U.S. Bank National Association or for exercising any power conferred on U.S. Bank National Association as the trustee.

Trustee’s Relationship

U.S. Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business. The Indentures provide that we will indemnify U.S. Bank National Association against any and all loss, liability, claim, damage or expense incurred that arises from the trust created by the applicable Indenture unless the loss, liability, claim, damage or expense results from U.S. Bank National Association’s negligence or willful misconduct.

Global Securities

We may issue some of the debt securities as global securities that will be deposited with a depository identified in a prospectus supplement. Global securities may be issued in registered form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

Registered global securities will be registered in the depository’s name or in the name of its nominee. When we issue a global security, the depository will credit that amount of debt securities to the investors that have accounts with the depository or its nominee. The underwriters or the debt security holder’s agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by us, in which case, we will designate the appropriate account to be credited.

Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of global securities held by that particular depository.

We will not maintain records regarding ownership or the transfer of global securities held by a depository or to its nominee. If you are the beneficial owner of global securities held by a depository, you must get information directly from the depository.

As long as a depository is the registered owner of a global security, that depository will be considered the sole owner of the debt securities represented by that global security. Except as set forth below, beneficial owners of global securities held by a depository will not be entitled to:

•	register the represented debt securities in their names;

•	receive physical delivery of the debt securities; or

•	be considered the owners or holders of the global security under the applicable Indenture.

Payments on debt securities registered in the name of a depository or its nominee will be made to the depositary or its nominee.

When a depository receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders’ interests in the global security. The beneficial owners of a global security should, and are expected to, establish standing instructions and customary practices with their investors that have an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in “street name.”

A global security can only be transferred in whole by the depository to a nominee of such depository or to another nominee of a depository. If a depository is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety days, we will issue certificated debt securities in exchange for all of the global securities held by that depository. In addition, we may eliminate all global securities at any time and issue certificated debt securities in exchange for them. Further, we may allow a depository to surrender a global security in exchange for certificated debt securities on any terms that are acceptable to us and the depository. Finally, an interest in the global security is exchangeable for a certificated debt security if an event of default has occurred as described above under “Events of Default.”

If any of these events occur, we will execute, and U.S. Bank National Association will authenticate and deliver to the beneficial owners of the global security in question, a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchanged global security. The depository will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depository’s records and in accordance with the instructions from its direct and indirect participants.

The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those debt securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 800 million shares of common stock, par value $0.01 per share, of which 267.5 million shares were outstanding on June 30, 2009, (2) 10 million shares of preferred stock, par value $0.01 per share (1.5 million of which are reserved for the Series A Junior Participating Preferred Stock and 750,000 of which are reserved for the 4.75% Convertible Junior Subordinated Debentures due 2066), of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $0.01 per share, of which no shares are issued or outstanding, (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding, and (5) 750,000 shares of perpetual preferred stock of which no shares are issued or outstanding. As of June 30, 2009, there were 1,067 holders of record of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Series A Junior Participating Preferred Stock

Holders of shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 400 times the per share dividend declared on our common stock. Holders of Series A Preferred Stock are entitled to 400 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A Preferred Stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A Preferred Stock or 400 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A Preferred Stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A Preferred Stock will be exchanged for 400 times the amount received per share on our common stock. Each of these rights of our Series A Preferred Stock is protected by customary anti-dilution provisions. The Series A Preferred Stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

Perpetual Preferred Stock

Holders of perpetual preferred stock issued upon conversion of the 4.75% Convertible Junior Subordinated Debentures due 2066 (the “Debentures”) will be fully paid and non-assessable, and holders will have no preemptive or preferential right to purchase any of our other securities. The perpetual preferred stock has a liquidation preference of $1,000 per share, is not convertible and is redeemable at our option at any time at a cash redemption price per share equal to the liquidation preference plus any accumulated dividends. Holders are entitled to receive cumulative dividends at an annual rate of 3.0875% if and when declared by our Board of Directors. If we fail to pay dividends on the perpetual preferred stock for five years, or upon the occurrence of a mandatory trigger event, as defined in the certificate of designations governing the perpetual preferred stock, we generally must sell warrants or preferred stock with specified characteristics and use the funds from that sale to pay accumulated dividends after the payment in full of any deferred interest on the Debentures, subject to certain limitations. In the event of a mandatory trigger event, we may not declare dividends on the perpetual preferred stock other than those funded through the sale of warrants or preferred stock as described above. Any deferred interest on the Debentures at the time of notice of conversion will be reflected as accumulated dividends on the perpetual preferred stock at issuance. Additionally, holders of the perpetual preferred stock are entitled to elect two additional members to serve on our Board of Directors if (i) prior to any remarketing of the perpetual preferred stock, we fail to declare and pay dividends with respect to the perpetual preferred stock for 10 consecutive years or (ii) after any successful remarketing or any final failed remarketing of the perpetual preferred stock, we fail to declare and pay six dividends thereon, whether or not consecutive. The perpetual preferred stock may be remarketed at the holder’s election after December 15, 2046 or earlier, upon the first occurrence of a change of control if we do not redeem the perpetual preferred stock. There were no outstanding shares of perpetual preferred stock as of June 30, 2009.

Preferred Stock and Series Common Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of preferred stock or series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by our stockholders.

Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which they might receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Delaware Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

Removal of Directors.  Our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action.  Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

Advance Notice Procedures.  Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Amendment.  Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

Purchase Price.  Each right entitles the registered holder to purchase from us one quarter of one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $27.50 per one quarter of one one-hundredth of a preferred share, subject to adjustment.

Flip-In.  In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

Flip-Over.  If we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date.  The distribution date is the earlier of:

(1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

(2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transfer and Detachment.  Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

Exercisability.  The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

Adjustments.  The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one quarter of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one quarter of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Preferred Shares.  Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 400 times the payment made per share of common stock. Each preferred share will have 400 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 400 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one quarter of one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

Exchange.  At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one quarter of one one-hundredth of a preferred share (subject to adjustment).

Redemption.  At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments.  The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights and Holders.  Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects.  The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

Registrar and Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

Listing

The common stock is listed on the New York Stock Exchange under the symbol “BTU.”

DESCRIPTION OF WARRANTS

The following description of the warrant agreements summarizes certain general terms that will apply to the warrants that we may offer. The description is not complete, and we refer you to the warrant agreements, which will be filed with the SEC promptly after the offering of any warrants and will be available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted; the exercise price of the warrants and the currency or currencies, including composite currencies, in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

DESCRIPTION OF UNITS

The following descriptions of the units and any applicable underlying security or pledge or depository arrangements summarize certain general terms that will apply to the applicable agreements. These descriptions do not restate those agreements in their entirety. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. We will make copies of the relevant agreements available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to one or more purchasers directly.

The applicable prospectus supplement will describe that offering, including:

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The offered securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of each of the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements for the year ended December 31, 2008 included in our Current Report on Form 8-K dated August 6, 2009, our financial statement schedule for the year ended December 31, 2008 listed in Item 15(a) of our 2008 Annual Report on Form 10-K, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference our:

•	Annual Report on Form 10-K (including the portions of our Proxy Statement on Schedule 14A for our 2009 Annual Meeting, filed with the SEC on March 26, 2009, that are incorporated by reference therein) for the year ended December 31, 2008, as filed on February 27, 2009;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, as filed on May 8, 2009, and for the quarter ended June 30, 2009, as filed on August 7, 2009;

•	Current Reports on Form 8-K filed with the SEC on March 2, 2009, April 17, 2009, May 18, 2009, July 23, 2009 and August 6, 2009 and Current Report on Form 8-K/A filed with the SEC on April 17, 2009; and

•	Form 8-A filed with the SEC on May 1, 2001, including any amendments or supplements thereto.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.